

February 27, 2012

Via E-mail
Alexandra Denahan
Chief Financial Officer
Chimera Investment Corporation
1211 Avenue of the Americas
Suite 2902
New York, New York 10036

> **Re: Chimera Investment Corporation**
> **Form 10-Q for the quarterly period ended September 30, 2011**
> **Filed November 18, 2011**
> **File No. 1-33796**

Dear Ms. Denahan:

We have reviewed your response letter dated February 10, 2012 and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2011

Note 2 – Summary of the Significant Accounting Policies, page 6

Immaterial Restatements, page 6

1. We note that your upcoming Form 10-K for the year ended December 31, 2011 will include restated financial statements. Please ensure that each column is labeled as 'restated' and that you have included all disclosures required by ASC 250-10-50. Please also ensure that the report from your independent accountant references the restatements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jessica Barberich, Assistant Chief Accountant at 202.551.3782 or the undersigned at 202.551.3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant